Exhibit 99.1

News Release
For Immediate Release

D. Medical “Spring Universal” Infusion Set Wins Bid in Swedish
Market

Tirat Carmel, Israel – January 10, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMDC)("D. Medical" or the “Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced the successful bid by its Swedish distributor for the marketing and sales of D. Medical's Universal Detach Detect Infusion Sets in Sweden.

According to the International Diabetes Federation, approximately 484,400 diabetes patients live in Sweden, constituting 7.3% of its population.  The bid was won in the region of Vastra Gotaland, which constitutes approximately 25% of the entire Swedish market. The distribution of D. Medical’s Universal Detach Detect Infusion Sets in this region is expected to generate more than US$ 2 Million in product sales over the next three years.

"This successful bid not only represents an important early revenue opportunity for D. Medical, but also validates the advantages of our Universal Detach Detect Infusion Sets and enhances our distributor's ability to market and sell our products and promote D. Medical's "Spring" brand name throughout Sweden," said Efri Argaman, D. Medical’s Chief Executive Officer.

"As we are reaching final stages of validation at our newly built infusion sets manufacturing line at UPG's site in China, we are positive that we are ready to fulfill any demand of this product," commented Hezkiah Tsoory, D. Medical's Chief Operating Officer.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and caregivers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales, markets penetration, readiness of its production lines and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, the performance of D. Medical's Swedish distributor and contract manufacturer, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 905-690-2400
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il